Suite 700 – 1620 Dickson Ave. Kelowna, B.C. V1Y 9Y2 Phone: 800-647-3303 info@strathmoreminerals.com www.strathmoreminerals.com

TSX SYMBOL:  STM

             February 3 , 2009

Strathmore Minerals Corp:  2008 Year End Review of Operations

at Wyoming and New Mexico Uranium Projects

STRATHMORE MINERALS CORP. (“Strathmore” or the “Company”) is pleased to update shareholders with a year-end review of the Company’s activities for 2008.  Strathmore’s primary goal is to become a leading uranium producer in the United States. The Company has an extensive and diverse property portfolio in the United States, located primarily in Wyoming and New Mexico . In 2008, the primary focus has been to advance its three core uranium development projects towards production : the Gas Hills and Pine Tree-Reno Creek Properties in Wyoming, and Roca Honda in New Mexico ..

The following highlights the accomplishments made in 2008:

Wyoming

Gas Hills, Wyoming: Strathmore 100%

Historically, the Gas Hills Uranium District is the largest producing uranium region in Wyoming and the second largest in the United States. It is located 45 miles east of Riverton Wyoming, home of the Company's US exploration and development office and is accessible by paved road. Historical production was from open pit mining from surface to 500 feet deep where the uranium is hosted within roll-front deposits. Strathmore began acquiring land in the Gas Hills in 2005 and is presently the dominant land holder with in excess of 33,000 acres. The Company's 100% owned portfolio includes eight areas of known mineralization, six of which were previously permitted for mining. Primary focus has been on permitting the George Ver deposit, which is expected to be the first in a series of sequentially planned open pit deposits.

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Successfully acquired key properties with historic uranium resources, (Amazon and Sunset deposits (See press release dated April 17, 2008) increasing the Company’s land holdings to over 33,000 acres. Many of the projects found within the Gas Hills Uranium District were fully permitted for uranium development in the 1980’s. Permitting and open pit mine planning continue at the George-Ver and Frazier Le-Mac near-surface deposits.

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Completed and continuing permitting activities at the Property include cultural (archeology), floral-faunal, meteorological and air-sampling studies, and geologic and engineering designs of the planned open-pits. (See press release dated July 21, 2008)

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One year of water quality and baseline environmental data has been collected at George Ver. (See press release dated January 5, 2009)

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State exploration drilling permits have been received for Rock Hill

Pine Tree - Reno Creek: Strathmore 40% American Uranium Corporation 60% earn-in

The Pine Tree-Reno Creek land package has combined several nearby properties and now comprises approximately 16,000 acres. The project is located in the Pumpkin Buttes Uranium District, within the Powder River Basin, northeastern Wyoming. The properties are in close proximity to AREVA's Christensen Ranch in-situ operation and Cameco's Smith Ranch in-situ facility. Strathmore staked the Reno Creek property in 2004 and joint ventured the project with American Uranium Corporation in 2007. American Uranium Corporation is committed to spending US $12.375 million to earn an initial 22.5 % in the Pine tree-Reno Creek project and US $33 million over the next 6 years to earn a 60% interest. (See press release January 14, 2008). The Joint Venture anticipates developing this project as an in-situ operation.

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Completed Reno Creek NI 43-101 . Measured and Indicated resource estimate of 7,433,499 pounds at an average grade of 0.065% U3O8, up from the historically reported 4 million pounds U3O8 for the Reno Creek property. An additional 3,406,771 lbs. of U3O8 at an average grade of 0.065% is classified as an Inferred mineral resource. (See press release dated February 5, 2008)

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Completed Southwest Reno Creek NI 43-101. Measured and Indicated resource estimate of 3,526,495 pounds at an average grade of 0.068% U3O8, up from the historically reported 1.3 million pounds U3O8 for Section 36 only. An additional 1,327,635 pounds of U3O8 at an average grade of 0.057% is classified as an Inferred mineral resource. (See press release dated April 22, 2008)

New Mexico

Roca Honda, New Mexico: Strathmore 60% Sumitomo Corp (Japan) 40%.

The Roca Honda Property was acquired in 2004, along with Kerr McGee uranium data base. Based on available drill hole information, Strathmore completed a NI 43-101 resource calculation which estimated a Measured and Indicated mineral resource of 17,512,000 lbs. U3O8 contained within 3,782,000 tons at an average grade of .23% U3O8. An additional 15,832,000 lbs. at an average grade of .17% U3O8 are estimated an Inferred mineral resource. Strathmore believes that Roca Honda may be one of the best undeveloped uranium deposits in the southwest United States. A mine development office was opened in Santa Fe in 2005 and permitting began in 2006.  The project attracted Sumitomo Corp of Japan and a joint venture agreement was signed in July, 2007. An ongoing feasibility study is underway. (See press release dated January 29, 2009)

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Mine Permit application remains on schedule for submittal in the fall of 2009.

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Monitor well drilling outside of areas of know mineralization continues to identify new areas of uranium mineralization. Positive chemical assay results were received including 10 feet of 0.679% U308 (See press release dated September 3, 2008)

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The Company's engineering consultants completed a 30% design of the mill with a throughput capacity of 3,500 tons per day , expandable to 7,000 tons per day . (See press releases dated July 10 and September 3, 2008).

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Significant environmental baseline studies competed in 2008.

Outlook for 2009

The current financial credit crisis and market correction are of great concern to management.  Despite the sharp declines and volatility in global capital markets in the second half of 2008, the long-term uranium price has remained relatively firm at US $70/lb. The spot price has bounced off a low of US $43/lb and is currently US $ 48 /lb. Management remains confident that our core business strategy of focusing on bringing production on-stream in the coming years for our key projects is still the right one. The Company holds valuable uranium assets that have attracted a world class partner in Sumitomo Corp and milestones to advance our key projects are being achieved. The management team was streamlined in 2008, with David Miller being appointed CEO; Steven Khan, President; John DeJoia, Sr.VP New Mexico Operations and Jim Crouch, VP Wyoming Operations. In addition, the Board of Directors was strengthened with the valuable addition of Ralph Goehring.

All programs have been reviewed and prioritized. Discretionary expenditures have been eliminate d or reduced, and effective January 1, 2009, Senior Management has taken a 20% salary cut .. Additional broader salary cuts are also being implemented . Secondary projects will be deferred and focus will remain primarily on the Company’s core permitting projects: the Gas Hills and Pine Tree-Reno Creek Properties in Wyoming, and Roca Honda in New Mexico. The Company will continue to explore joint venture opportunities for non-core projects. Working Capital currently stands at C$ 7.8 million , which is more than sufficient to carry out this year’s planned programs.

David Miller, CEO commented, “The current downturn has created a greater challenge for uranium companies than any time during the past ten years. Strathmore enters 2009 having made the necessary adjustments required to adapt to the new environment ..   We remain optimistic that the long-term demand/supply imbalance for uranium in the United States and the need to regenerate a viable uranium mining industry in this country as part of a comprehensive energy plan remains intact. Looking ahead, this fundamental trend should benefit uranium prices and emerging uranium producers like Strathmore Minerals Corp. ”

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release contains "forward-looking information" that is based on Strathmore Minerals Corp.'s current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to Strathmore's exploration and development plans, outlook and business strategy. The words "may", "would", "could", "should", "will", "likely", "expect," "anticipate," "intend", "estimate", "plan", "forecast", "project" and "believe" or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Strathmore's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: uncertainties related to the historical resource estimates, the work expenditure commitments; the ability to raise sufficient capital to fund future exploration or development programs; changes in economic conditions or financial markets; changes in input prices; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or an inability to obtain permits required in connection with maintaining, or advancing, the Gas Hills projects; and labour relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Strathmore Minerals Corp. disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

For Investor Relations:

Craig Christy / Bob Hemmerling

  “David Miller”

1-800-647-3303

__________________________

info@strathmoreminerals.com

David Miller, CEO

www.strathmoreminerals.com